EXHIBIT 99.1

News for Immediate Release

Electrovaya named one of Canada’s Clean Technology winners in Deloitte’s Technology Fast 50TM program

Toronto, Ontario – November 07, 2024 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ: ELVA, TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, is pleased to announce that it has received a Clean Technology award as part of Deloitte’s 2024 Technology Fast 50 program for the second consecutive year. Launched in 2021, this leadership category recognizes Canada’s top clean innovators providing processes, goods, or services that reduce environmental impacts.

“We are pleased to make this list for the second year running. Electrovaya’s Infinity Battery technology is a game changing battery technology that provides industry leading longevity and safety. Over the last few years, Electrovaya has successfully commercialized this technology and it continues to be implemented at a growing number of mission critical applications.”  said, Dr. Raj DasGupta, CEO at Electrovaya.

"These visionary companies are driving a wave of disruption in the clean tech sector, reshaping industries and challenging traditional norms," emphasized Anders McKenzie, the National Technology Fast 50 program leader at Deloitte Canada. "By harnessing cutting-edge technologies and innovative business models, these winners are unlocking new possibilities and propelling us towards a more sustainable future. Their groundbreaking solutions not only address pressing environmental challenges but also create immense economic opportunities. As we navigate an era of unprecedented change, these exceptional companies are leading the charge in unlocking disruption and transforming the clean tech landscape."

Eligibility in the Clean Technology category requires applicants to meet the same criteria as Technology Fast 50 nominees except they must have a minimum revenue of $50,000 in 2020 and $5 million in 2023. The winning companies are ranked by their revenue growth percentage over that period.

The majority of revenues must come from products or services that have a positive environmental impact in the following areas: carbon emissions reduction potential, resource circulation (reduce, reuse, and recycle), or environmental preservation and safety.

About the Deloitte Technology Fast 50 program

The Deloitte Technology Fast 50 program is Canada’s pre-eminent technology awards program. It recognizes business growth, innovation, and entrepreneurship in four distinct categories: Technology Fast 50, Enterprise—Industry Leaders, Clean Technology, and Companies-to-Watch. The program also recognizes thriving technology companies in the United States and Canada in partnership with the North American Technology Fast 500 program. Program sponsors for 2024 include RBCx, Osler, EDC, CCI, TMX, Clarity, and Lafond. For more information, visit www.fast50.ca.

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Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

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